SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)(1)

Silicon Storage Technology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

 827057100

(CUSIP Number)

Riley Investment Management LLC

Attn:  Bryant R. Riley

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

———————

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 827057100	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 2,230,425
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,230,425
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,230,425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%(1)
14	TYPE OF REPORTING PERSON* PN

———————

(1) Based on 103,562,820 shares of common stock of Silicon Storage Technology, Inc. (the “Issuer”) outstanding at March 5, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on October 31, 2006.

CUSIP No. 827057100	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 2,230,425(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,687,943(2)
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,230,425(1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,687,943(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,918,368(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%(3)
14	TYPE OF REPORTING PERSON* IA

———————

(1) Because Riley Investment Management LLC has sole investment and voting power over 2,230,425 shares of Common Stock held by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

(2) Riley Investment Management LLC has shared voting and dispositive power over 2,687,943 shares of Common Stock held in accounts of its investment advisory clients, which accounts are indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P.

(3) Based on 103,562,820 shares of common stock of Silicon Storage Technology, Inc. (the “Issuer”) outstanding at March 5, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on October 31, 2006.

CUSIP No. 827057100	13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co. Retirement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES	7	SOLE VOTING POWER 30,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 30,000
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .0%(1)
14	TYPE OF REPORTING PERSON* IN

———————

(1) Based on 103,562,820 shares of common stock of Silicon Storage Technology, Inc. (the “Issuer”) outstanding at March 5, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on October 31, 2006.

CUSIP No. 827057100	13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 100,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 842,891(1)
EACH REPORTING	9	SOLE DISPOSITIVE POWER 100,000
PERSON WITH	10	SHARED DISPOSITIVE POWER 842,891(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 942,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .9%(2)
14	TYPE OF REPORTING PERSON* BD

———————

(1) B. Riley & Co., LLC  has shared voting and dispositive power over 842,891 shares of Common Stock held by a managed account, with which it is indirectly affiliated.

(2) Based on 103,562,820 shares of common stock of Silicon Storage Technology, Inc. (the “Issuer”) outstanding at March 5, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on October 31, 2006.

CUSIP No. 827057100	13D	Page 6

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 2,685,425(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,530,834(2)
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,685,425(3)
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,530,834(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,216,529(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%(4)
14	TYPE OF REPORTING PERSON* IN

———————

(1) Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 2,230,425 shares of Common Stock held by Riley Investment Partners Master Fund, L.P.  Includes 30,000 shares held by the B. Riley & Co. Retirement Trust, of which Mr. Riley is the trustee.  Includes 100,000 shares held by B. Riley & Co., LLC over which Mr. Riley has sole voting and dispositive power.  Includes 325,000 shares held by Mr. Riley in an account with his spouse.

(2) Riley Investment Management LLC has shared voting and dispositive power over 2,687,943 shares of Common Stock held in accounts of its

CUSIP No. 827057100	13D	Page 7

investment advisory clients, which accounts are indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P.   B. Riley & Co., LLC Inc. has shared voting and dispositive power over 842,891 shares of Common Stock held by a managed account, with which it is indirectly affiliated.    Mr. Riley is the Chairman of B. Riley & Co., LLC.

(3) B. Riley & Co., LLC  has shared voting and dispositive power over 842,891 shares of Common Stock held by a managed account, with which it is indirectly affiliated.

(4) Based on 103,562,820 shares of common stock of Silicon Storage Technology, Inc. (the “Issuer”) outstanding at March 5, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on October 31, 2006.

CUSIP No. 827057100	13D	Page 8

Item 2.

Identity and Background

Item 2 is hereby amended and restated as follows:

(a)

      (i)

Riley Investment Partners Master Fund, L.P. (Cayman Islands limited partnership)

Riley Investment Management LLC (Delaware limited liability company)

Mr. Bryant R. Riley (individual residing in California)

      (ii)

B. Riley & Co., LLC (Delaware limited liability company)

B. Riley & Co. Retirement Trust (employee benefit plan)

    (b)

     (i)

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

    (ii)

11100 Santa Monica Blvd.

Suite 800

Los Angeles, CA 90025

(c)

Mr. Riley manages and owns all of the outstanding membership interests of Riley Investment Management LLC (“RIM”), an SEC registered investment adviser.  RIM is the investment adviser to and general partner of Riley Investment Partners Master Fund, L.P. (“RIP”).  RIM is the investment advisor to other clients pursuant to investment advisory agreements. Mr. Riley is a trustee of the B. Riley & Co. Retirement Trust.  Mr. Riley is the controlling shareholder and Chairman of B. Riley & Co., LLC (“BRC”).  BRC has shared investment and voting power with respect to a managed account.

  (d)

N/A

  (e)

N/A

  (f)

United States

Item 4.

Purpose of the Transaction

Item 4 here is hereby amended to add the following:

RIM looks forward to thoroughly reviewing the Issuer's delinquent financial reports which the Issuer has indicated will be filed by January 15, 2008. RIM believes that these filings will remove a long-standing cloud over the Issuer shares and provide management the opportunity to repurchase stock. RIM believes the Issuer is overcapitalized and, with shares trading below what RIM believes tangible book value to be, RIM implores management and the Board to implement an immediate $50 million dutch tender offer followed by an ongoing buyback to capitalize on the dislocation between current market price and what RIM believes the underlying value of the Issuer's cash, investments, technology licensing, current NOR flash business and future revenue

CUSIP No. 827057100	13D	Page 9

opportunities to be. RIM intends to carefully monitor management actions in coming weeks.

Item 5.

Interest in Securities of the Issuer

(c)

In the ordinary course of business, BRC may effect transactions in connection with its ordinary course market making activities, as well as for customer transactions.  The transactions effected by the other Reporting Persons in Common Stock that have taken place in the past 60 days are set forth on Exhibit A.

Item 7.

Material to be filed as Exhibits

                     Exhibit A:  Certain Transactions in Common Stock

CUSIP No. 827057100	13D	Page 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2008

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

B. Riley & Co. Retirement Trust

By:	/s/ Bryant R. Riley
Bryant R. Riley, Trustee

B. Riley & Co., LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Chairman

By:	/s/ Bryant R. Riley
Bryant R. Riley

CUSIP No. 827057100	13D	Page 11

Exhibit A

Certain Transactions in Common Stock

Master Fund	Trans Code	Quantity	Price	Trade Date
	BY	2,300	2.68	11/23/2007
	BY	50,000	2.7384	11/27/2007
	BY	59,473	3.05	12/13/2007
	BY	15,527	3.0478	12/14/2007
	SL	(15,482)	2.9535	12/18/2007
	BY	15,000	3.01	12/19/2007
	SL	(5,000)	3.03	12/20/2007
	BY	15,000	3.08	12/21/2007
	SL	(70,000)	3.09	12/21/2007
	BY	10,000	3.05	12/24/2007
	SL	(2,800)	3.1014	12/26/2007
	BY	25,000	2.99	12/31/2007
	BY	113,443	2.6555	1/9/2008

Investment Advisory Clients	Trans Code	Quantity	Price	Trade Date
	BY	50,000	2.85	11/12/2007
	BY	6,972	3.03	12/26/2007

BRC	Trans Code	Quantity	Price	Trade Date
	BY	69,877	2.9227	11/13/2007
	BY	130,123	2.8625	11/14/2007
	BY	50,000	2.71	11/19/2007
	BY	50,000	2.74	11/20/2007
	BY	25,000	2.69	11/21/2007
	BY	10,000	2.83	11/23/2007
	BY	25,000	2.76	11/26/2007
	SL	(10,000)	2.84	11/28/2007

B. Riley	Trans Code	Quantity	Price	Trade Date
	BY	67,085	3.03	12/27/2007
	BY	7,915	3.03	12/28/2007
	BY	21,301	2.8864	1/2/2008
	BY	28,699	2.8747	1/3/2008
	BY	100,000	2.76	1/4/2008
	BY	100,000	2.6925	1/8/2008